Exhibit 16.1

April 16, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of First Republic Preferred Capital Corporation’s Form 8-K dated April 15, 2009 and have the following comments:

1.	We agree with the statements made in the second, third, and fifth paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the first and fourth paragraphs.

Yours truly,

/s/ Deloitte & Touche LLP